adidas

GROUP

PROCESSED
OCT 01 2008
THOMSON REUTERS

RECEIVED
2008 SEP 30 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

[redacted]

08005102

SUPPL

24.09.2008

adidas Salomon AG

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which were not published in that form on our website:

- Publication of Correction of a Voting Rights Announcement of Aug 29, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)
- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published through euro adhoc on August 29, 2008 (Attachment No. 2)
- Publication of Voting Rights Announcement of Sept. 23, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 3)

The above publications were disclosed promptly via Pink Sheets' OTCQX listing platform.

Please be informed that we are aware of the amendments passed by the SEC with regard to Rule 12g-3-2(b). Within the three months' transition period, we will ensure that all publications will be available on our corporate website and we will subsequently refrain from filing additional paper submissions.

.../2

dw 9/30

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

adidas
GROUP

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachments

adidas AG
Group Legal/Corporate

Anja Smith

euro adhoc: adidas AG / Correction: Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Various - see publication
Place: various
State: various

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

29.08.2008

In correction of the notifications published on August 19, 2008, Invesco Perpetual, Henley-on-Thames, United Kingdom, on August 27, 2008 sent us the following corrected notifications pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) on behalf of Invesco Limited, Atlanta, Georgia, USA, Invesco Holdings Company Limited, London, UK, IVZ Callco Inc., Toronto, Canada, Invesco Inc., Toronto, Canada, AIM Canada Holdings Inc., Toronto, Canada, and AIM Funds Management Inc., Toronto, Canada:

1) Invesco Limited, Atlanta, Georgia, USA
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of INVESCO Limited in adidas AG fell below the threshold of 5% and amounts to 4.985% (10,150,612 voting rights) on this day.

4.985% of these voting rights (10,150,612 shares) are attributable to Invesco Limited, according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

2) Invesco Holdings Company Limited, London, UK:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of Invesco Holdings Company Limited in adidas AG fell below the threshold of 5% and amounts to 4.985% (10,150,612 voting rights) on this day.

4.985% of these voting rights (10,150,612 shares) are attributable to Invesco Holdings Company Limited., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

3) IVZ Callco Inc., Toronto, Canada:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of IVZ Callco Inc. in adidas AG fell below the threshold of 5% and amounts to 4.666% (9,500,951 voting rights) on this day.

4.666% of these voting rights (9,500,951 shares) are attributable to IVZ Callco Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

4) Invesco Inc., Toronto, Canada:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of Invesco Inc. in adidas AG fell below the threshold of 5% and amounts to 4.666% (9,500,951 voting rights) on this day.

4.666% of these voting rights (9,500,951 shares) are attributable to Invesco Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

5) AIM Canada Holdings Inc, Toronto, Canada
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of AIM Canada Holdings Inc. in adidas AG fell below the threshold of 5% and amounts to 4.666% (9,500,951 voting rights) on this day.

4.666% of these voting rights (9,500,951 shares) are attributable to AIM Canada Holdings Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG."

6) AIM Funds Management Inc., Toronto, Canada
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG, that on 21 December 2007 the voting interest of AIM Funds Management Inc. in adidas AG fell below the threshold of 5% and amounts to 4.666% (9,500,951 voting rights) on this day.

4.666% of these voting rights (9,500,951 shares) are attributable to AIM Funds Management Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG."

Herzogenaurach, August 29, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Notification concerning transactions by persons discharging managerial responsibilities pursuant to section 15a of the WpHG, transmitted by euro adhoc with the aim of a Europe-wide distribution. The issuer is responsible for the content of this announcement.

Details of the person subject to the disclosure requirement:

Name: Fritz Kammerer

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Details of the transaction:

Description of financial instrument: adidas shares
ISIN: DE0005003404
Type of transaction: purchase
Date: 25.08.2008
No of items: 256
Currency: Euro
Price: 38.97000
Total amount traded: 9,976.32
Place: Frankfurt/Main
Explanation:

Issuer subject to the publication requirement:

---

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: The Bank of New York Mellon Corporation
Place: New York
State: USA

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

23.09.2008

The Bank of New York Mellon Corporation, New York, USA, informed us pursuant to article 21 section 1 sentence 1 WpHG (German Securities Trading Act) on September 19, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has exceeded the threshold of 3% on September 18, 2008 and on this date amounted to 3.04% (6,034,481 shares with voting rights).

3.04% (6,034,481 shares with voting rights) of these voting rights are to be attributed to The Bank of New York Mellon Corporation pursuant to article 22 section 1 sentence 1 no. 6 WpHG in connection with article 22 section 1 sentence 2 WpHG.

Herzogenaurach, September 23, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END